

July 30, 2020

Jeremy Frommer
Chief Executive Officer
Jerrick Media Holdings, Inc.
2050 Center Avenue Suite 640
Fort Lee, NJ 07024

> **Re: Jerrick Media Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 22, 2020**
> **File No. 333-238514**

Dear Mr. Frommer:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-1

Use of Proceeds , page 18

1. Pursuant to Instruction 4 to Item 504 of Regulation S-K, please disclose here the interest rates and maturity dates of the debt that will be repaid with the proceeds from this offering.

You may contact Jennifer López at 202-551-3792 or Mara Ransom at 202-551-3264, with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services